As filed with the Securities and Exchange Commission on June 5, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YATRA ONLINE, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002,

India

+91 124 3040500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yatra Online, Inc. 2006 Share Plan

Yatra Online, Inc. 2016 Stock Option and Incentive Plan

(Full title of the plans)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19715

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jocelyn M. Arel, Esq. Michael J. Minahan, Esq. Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 (617) 570-1000

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered(1)		Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Ordinary shares, par value $0.0001 per share	734,150	(2)	$4.23	(5)	$3,105,455	$359.93
Ordinary shares, par value $0.0001 per share	5,567,304	(3)	$9.14	(6)	$50,885,159	$5,897.59
Ordinary shares, par value $0.0001 per share	919,498	(4)	$9.14	(6)	$8,404,212	$974.05
Total	7,220,952					$7,231.57

(1)	Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional ordinary shares, par value $0.0001 per share, of the Registrant (“Ordinary Shares”) that become issuable under the Registrant’s 2006 India Share Plan and 2006 Share Plan (the “2006 Plan”) or the Registrant’s 2016 Stock Option and Incentive Plan (the “2016 Plan”) by reason of any share dividend, share split, recapitalization or other similar transaction.
(2)	Represents 734,150 Ordinary Shares issued and issuable upon the exercise of outstanding options under the 2006 Plan. No further grants will be made under the 2006 Plan. To the extent outstanding awards under the 2006 Plan are forfeited, canceled, held back upon exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Registrant prior to vesting, satisfied without the issuance of Ordinary Shares or otherwise terminated (other than by exercise), the number of Ordinary Shares underlying such awards will be available for grant under the 2016 Plan. See footnote 3 below.

(3)	Represents 5,567,304 Ordinary Shares available for issuance pursuant to awards (including the exercise of any options) to be granted under the 2016 Plan. In addition to the Ordinary Shares registered under the 2016 Plan, to the extent that awards outstanding under the 2006 Plan as of the date of this Registration Statement are forfeited, canceled, held back upon exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Registrant prior to vesting, satisfied without the issuance of Ordinary Shares or otherwise terminated (other than by exercise), the number of Ordinary Shares underlying such awards will be available for future grant under the 2016 Plan. The 2016 Plan also provides that an additional number of Ordinary Shares will automatically be added to the Ordinary Shares authorized for issuance under the 2016 Plan on January 1 of each year. The number of Ordinary Shares added each year will be equal to the lesser of: (i) 3% of the outstanding Ordinary Shares on the immediately preceding December 31 or (ii) such amount as determined by the Administrator (as defined in the 2016 Plan), currently the Compensation Committee of the Registrant’s Board of Directors.

(4)	Represents an automatic increase to the number of Ordinary Shares available for issuance under the 2016 Plan, consisting of an increase of 919,498 Ordinary Shares effective January 1, 2017.
(5)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act. For the Ordinary Shares issued and issuable upon the exercise of outstanding awards granted under the 2006 Plan, the Proposed Maximum Offering Price Per Share is $4.23 per share, which is the weighted average exercise price (rounded to the nearest cent) of the outstanding awards under the 2006 Plan.

(6)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(h) of the Securities Act, and based on the average of the high and low sale prices of the Registrant’s Ordinary Shares, as quoted on the Nasdaq Stock Market, on May 26, 2017.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

ITEM 1.	PLAN INFORMATION

The 2016 Stock Option and Incentive Plan (the “2016 Plan”) of Yatra Online, Inc. (the “Registrant”) was adopted by the Registrant’s Board of Directors on December 13, 2016 and approved by the Registrant’s shareholders on December 15, 2016. The 2016 Plan replaced the Registrant’s 2006 Share Plan (the “2006 Plan”), which has expired pursuant to its terms. The 2016 Plan allows the administrator of the 2016 Plan to make equity based incentive awards to the officers, employees, directors and consultants of the Registrant and its subsidiaries.

The Registrant has initially reserved 5,567,304 (the “Initial Limit”) of its ordinary shares, par value $0.0001 per share (“Ordinary Shares”), for the issuance of awards under the 2016 Plan. This limit is subject to adjustment in the event of a stock split, stock dividend or other change in the Registrant’s capitalization.

The shares the Registrant issues under the 2016 Plan are authorized but unissued shares or shares that the Registrant reacquires. The Ordinary Shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by the Registrant prior to vesting, satisfied without the issuance of stock or are otherwise terminated (other than by exercise) under the 2016 Plan and the 2006 Plan are added back to the Ordinary Shares available for issuance under the 2016 Plan.

Stock options and stock appreciation rights with respect to no more than 1,100,000 Ordinary Shares may be granted to any one individual in any one calendar year. The maximum number of Ordinary Shares that may be issued as incentive stock options may not exceed the Initial Limit cumulatively increased on January 1, 2017 and on each January 1 thereafter by the lesser of the Annual Increase (as defined in the 2016 Plan) for such year or 1,700,000 Ordinary Shares. The grant date fair value of all awards made under the 2016 Plan and all other cash compensation paid by us to any non-employee director of the Registrant in any calendar year shall not exceed $150,000.

The 2016 Plan is administered by the compensation committee of the Registrant’s Board of Directors. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2016 Plan. Persons eligible to participate in the 2016 Plan are those full or part time officers, employees, non-employee directors and consultants as selected from time to time by the administrator in its discretion.

The 2016 Plan permits the granting of both options to purchase Ordinary Shares intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. The exercise price of each option is determined by the administrator but may not be less than 100% of the fair market value of an Ordinary Share on the date of grant; provided, that in the case of any incentive stock option that is granted to any employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Registrant or any parent or subsidiary corporation (a “Ten Percent Owner”), the exercise price of such incentive stock option shall not be less than 110% of the fair market value of an Ordinary Share on the date of grant. The term of each option is fixed by the administrator and may not exceed ten years from the date of grant; provided, that in the case of any incentive stock option that is granted to any Ten Percent Owner, the term of such incentive stock option shall be no more than five years from the date of grant. The administrator determines at what time or times each option may be exercised.

The administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to Ordinary Shares equal to the value of the appreciation in the value of the Ordinary Share subject to the award over the exercise price. The exercise price may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. The term of each stock appreciation right will be fixed by the administrator and may not exceed ten years from the date of grant. The administrator determines at what time or times each stock appreciation right may be exercised.

The administrator may award restricted Ordinary Shares and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Registrant or its subsidiaries through a specified vesting period. The administrator may also grant Ordinary Shares that are free from any restrictions under the 2016 Plan. Unrestricted Ordinary Shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

The administrator may grant performance share awards to participants that entitle the recipient to receive awards of Ordinary Shares upon the achievement of certain performance goals and such other conditions as the administrator may determine. The administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of Ordinary Shares.

The administrator may grant cash bonuses under the 2016 Plan to participants, subject to the achievement of certain performance goals.

The administrator may grant awards of restricted stock, restricted stock units, performance share awards or cash based awards under the 2016 Plan that are intended to qualify as “performance based compensation” under Section 162(m) of the Code. Such awards will only vest or become payable upon the attainment of performance goals that are established by the administrator and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of the Ordinary Shares, economic value added, funds from operations or similar measure, sales or revenue, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per Ordinary Share, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. From and after the time that the Registrant becomes subject to Section 162(m) of the Code, the maximum award that is intended to qualify as “performance based compensation” under Section 162(m) of the Code that may be made to any one Covered Employee under the 2016 Plan for a Performance Cycle (as defined in the 2016 Plan) is 1,100,000 Ordinary Shares with respect to a share based award and $5,000,000 with respect to a cash based award.

No award shall be granted under the 2016 Plan with terms that shall cause such award to be subject to the tax described in Section 457A of the United States Internal Revenue Code.

The 2016 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2016 Plan, an acquirer or successor entity may assume, continue or substitute outstanding awards under the 2016 Plan. To the extent that awards granted under the 2016 Plan are not assumed or continued or substituted by the successor entity, except as may be otherwise provided in the relevant award certificate, all awards with time based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in connection with a sale event in the administrator’s discretion or to the extent specified in the relevant award certificate. Upon the effective time of the sale event, all outstanding awards granted under the 2016 Plan shall terminate. In the event of such termination, individuals holding options and stock appreciation rights will be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. In addition, in connection with the termination of the 2016 Plan upon a sale event, the Registrant may make or provide for a payment, in cash or in kind, to participants holding vested and exercisable options and stock appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or stock appreciation rights and the Registrant may make or provide for a payment, in cash or in kind, to participants holding other vested awards.

The Registrant’s Board of Directors may amend or discontinue the 2016 Plan and the administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder’s consent. Certain amendments to the 2016 Plan require the approval of the Registrant’s shareholders.

No awards may be granted under the 2016 Plan after the date that is ten years from the effective date of the 2016 Plan.

Any information specified in Part I of Form S-8 that has not been provided in this Registration Statement is omitted from this Registration Statement in accordance with the provisions of Rule 428 under the Securities Act and the introductory note to Part I of this Registration Statement. The documents containing the information specified in Part I of Form S-8 will be delivered to the participants in the plans covered by this Registration Statement as specified by Rule 428(b)(1) under the Securities Act.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Registrant with the U.S. Securities and Exchange Commission (the “Commission”) are incorporated by reference into this Registration Statement:

(a) The Registrant’s prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”) on February 14, 2017 (File No. 333-215653), which contains audited financial statements for the Registrant’s latest fiscal year for which such statements have been filed;

(b) The Registrant’s reports on Form 6-K furnished to the Commission on December 22, 2016, December 30, 2016, January 24, 2017, February 2, 2017 and May 16, 2017; and

(c) The description of the Registrant’s Ordinary Shares contained in the Registrant’s registration statement on Form 8-A filed with the Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on December 15, 2016 (File No. 001-37968), including any amendment or report filed for the purpose of updating such description.

To the extent that any information contained in any report on Form 6-K, or any exhibit thereto, was furnished to, rather than filed with, the Commission, such information or exhibit is specifically not incorporated by reference.

All other reports and documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act on or after the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this Registration Statement from the date of the filing of such reports and documents. Any report on Form 6-K furnished by the Registrant to the Commission after the date of this Registration Statement (or a portion thereof) is incorporated by reference in this Registration Statement only to the extent that the report expressly states that the Registrant incorporates it (or such portions) by reference in this Registration Statement and it is not subsequently superseded. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.	DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors. However, such provision may be held by the Cayman Islands courts to be unenforceable, to the extent it seeks to indemnify or exculpate a fiduciary in respect of their actual fraud or willful default, or for the consequences of committing a crime. The Registrant’s amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, the Registrant has been advised that, in the opinion of the Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED

Not applicable.

ITEM 8.	EXHIBITS

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this Registration Statement, which Exhibit Index is incorporated herein by reference.

ITEM 9.	UNDERTAKINGS

1.	The undersigned Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 5, 2017.

YATRA ONLINE, INC.

By:	/s/ Dhruv Shringi
Name:	Dhruv Shringi
Title:	Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors, officers and/or authorized representative in the United States of Yatra Online, Inc., hereby severally constitute and appoint Dhruv Shringi and Alok Vaish, and each of them singly, our true and lawful attorneys-in-fact and agents, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-8 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of Yatra Online, Inc., and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on June 5, 2017.

Signature	Title
/s/ Dhruv Shringi	Chief Executive Officer and Director
Dhruv Shringi	(Principal Executive Officer)

/s/ Alok Vaish Alok Vaish	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Promod Haque Promod Haque	Director

/s/ Amit Bapna Amit Bapna	Director

/s/ Sudhir Kumar Sethi Sudhir Kumar Sethi	Director

/s/ Murlidhara Lakshmikantha Kadaba Murlidhara Lakshmikantha Kadaba	Director

/s/ Sanjay Arora Sanjay Arora	Director

Puglisi & Associates

/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number	Description

4.1(1)	Memorandum and Articles of Association of the Registrant

5.1*	Opinion of Maples and Calder

10.1(2)	2006 Share Plan and forms of agreements thereunder

10.2*	2016 Stock Option and Incentive Plan and forms of agreements thereunder

23.1*	Consent of Ernst & Young Associates LLP, independent registered public accounting firm

23.2*	Consent of Maples and Calder (included in opinion filed as Exhibit 5.1)

24.1*	Power of Attorney (included on the signature page)

(1)	Incorporated by reference to Exhibit D to Annex A to the Registrant’s Form F-4/A filed with the U.S. Securities and Exchange Commission on November 15, 2016.
(2)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Form F-4/A filed with the U.S. Securities and Exchange Commission on November 21, 2016. * Filed herewith.